UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934
Lightning Gaming, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

To Be Applied For
(CUSIP Number)

Donald R. Caldwell
Five Radnor Corporate Center, Suite 555
Radnor, Pennsylvania 19087
(610) 995-2650
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No.    To Be Applied For                                                                                                                      Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Donald R. Caldwell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
840,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		4,651,385
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		840,000
PERSON
WITH	10	SHARED DISPOSITIVE POWER
4,651,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,491,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.    To Be Applied For                                                                                                                      Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Co-Investment Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		4,651,385
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
4,651,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,651,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 4 of 5 Pages

This Amendment No. 2 to Schedule 13D (this "Amendment") amends the Schedule 13D filed jointly by Donald R. Caldwell and The Co Investment Fund II LP, a Delaware limited partnership ("Co Investment Fund II"), relating to the beneficial ownership of 840,000 shares of common stock, par value $0.001 per share (the "Shares"), of Lightning Gaming, Inc., a Nevada corporation (the "Issuer") and relating to warrants to purchase Shares (the "Warrants"), which was previously amended by Amendment No. 1 filed on July 2, 2008.

Item 3  Source and Amount of Funds or Other Consideration

The Shares were received by Mr. Caldwell in exchange for an equal number of shares of common stock of Lightning Poker, Inc. ("Lightning Poker") as a result of the consummation of the merger (the "Merger") of a subsidiary of the Issuer into Lightning Poker on January 29, 2008. As a consequence of the consummation of the Merger, warrants to purchase 3,178,990 shares of common stock of Lighting Poker became exercisable for the same number of Shares.

On June 30, 2008, Co-Investment Fund II acquired Warrants to purchase an additional 1,000,000 Shares in connection with a $2,000,000 loan made to the Issuer. The loan was made with funds held by Co-Investment Fund II for investment in its portfolio companies. As a result of an anti-dilution provision in the Warrants, these Warrants and the Warrants acquired prior to the Merger became exercisable for an aggregate of 4,401,385 Shares.

On December 11, 2009, Co-Investment Fund II acquired additional Warrants to purchase an additional 250,000 Shares as part of a private transaction, which also included the purchase of a portion of an outstanding note of the Issuer.  The transaction was funded with funds held by Co-Investment Fund II for investment in its portfolio companies.

Item 4. Purpose of Transaction

The reporting persons acquired beneficial ownership of the Shares as a consequence of the consummation of the Merger.

Co-Investment Fund II acquired Warrants to purchase 3,179,050 Shares in connection with loans extended to Lightning Poker, Inc. and as a consequence of the Merger. Co-Investment Fund II acquired Warrants to purchase 1,000,000 Shares in connection with a loan made to the Issuer on June 30, 2008.

Co-Investment Fund II acquired Warrants to purchase an additional 250,000 Shares in a private transaction for investment purposes.

Page 5 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) and (b) Mr. Caldwell owns 840,000 Shares and Co Investment Fund II holds Warrants to acquire 4,651,385 Shares. Mr. Caldwell has the sole voting and dispositive power of the Shares owned by him. By virtue of Mr. Caldwell's position with Cross Atlantic Capital Partners Inc., he and Co Investment Fund II have shared voting and dispositive power of the Shares issuable upon exercise of the Warrants held by Co Investment Fund II.

(c) The 840,000 Shares were acquired by Mr. Caldwell and Warrants to purchase 3,178,990 Shares were acquired by Co Investment Fund II on January 29, 2008 as a consequence of the Merger. Warrants to purchase 1,000,000 Shares were acquired by Co-Investment Fund II in connection with a loan made to the Issuer on June 30, 2008. As a result of an anti-dilution provision in the Warrants, these Warrants and the Warrants acquired prior to the Merger became exercisable for an aggregate of 4,401,385 Shares. The Warrants to acquire an additional 250,000 Shares were acquired by Co Investment Fund II in a private transaction on December 11, 2009.

      (d) Not applicable.

      (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Caldwell, Co-Investment Fund II, and the Issuer are parties to an agreement dated March 24, 208 (the "Agreement") pursuant to which, among other things,  Co-Investment Fund II agreed to provide the Issuer with sixty days notice prior to exercising or otherwise disposing of any option or warrant to purchase common stock of the Issuer and to terminate an earlier voting agreement among them.  A copy of the Agreement is attached as an exhibit to this Amendment.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement dated March 24, 2008 by and between The Co-Investment Fund II, L.P., Donald Caldwell, and Lightning Gaming, Inc.

Signature

     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2009	/s/ Donald R. Caldwell
Donald R. Caldwell

CO INVESTMENT FUND II LP
By: Co-Invest Management II, L.P., its General Partner
By: Co-Invest II Capital Partners, Inc., its General Partner
By: /s/ Donald R. Caldwell
Donald R. Caldwell
Chairman and Chief Executive Officer